Filed Pursuant to Rule 424(b)(3) and (c)
File No. 333-138558

Prospectus Supplement
(To Prospectus dated June 15, 2007)

MRU HOLDINGS, INC.

1,800,000 SHARES OF COMMON STOCK

This prospectus supplement amends and supplements the prospectus, dated June 15, 2007, of MRU Holdings, Inc. relating to the resale by selling stockholders of shares of our common stock. This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supercedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus including any amendments or supplements thereto.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 1 of the prospectus.

Shares of our common stock are listed on the NASDAQ Stock Market under the symbol “UNCL”. On October 16, 2007, the last reported sales price of our common stock on the NASDAQ Stock Market was $4.70 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 17, 2007

The information set forth in the table below amends, supplements and supersedes the information with respect to such selling stockholders in the table appearing under the heading “Selling Stockholders” in the prospectus dated June 15, 2007.

The following table sets forth, as of the date of this prospectus supplement: (i) the name of each selling stockholder; (ii) the number of shares of common stock beneficially owned by each selling stockholder; (iii) the number of shares of common stock that may be offered by each selling stockholder; and (iv) the number and percentage of shares of common stock that will be beneficially owned by each selling stockholder following the offering to which this prospectus supplement relates. The information with respect to ownership after the offering assumes the sale of all of the shares of common stock offered and no purchases of additional shares. The information is based solely on information provided to us by or on behalf of the selling stockholders on or prior to October 16, 2007.

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. The selling stockholders may offer all or part of the shares covered by this prospectus supplement at any time or from time to time.

	Total Number of Shares of Common Stock Beneficially Owned Prior to this Offering	Total Number of Shares of Common Stock that may be Offered	Total Number of Shares of Common Stock to be Beneficially Owned after this Offering	Percentage of Shares of Common Stock to be Beneficially Owned after this Offering

Perry Partners L.P. (1)	558,025	558,025	0	0

Perry Partners International, Inc. (2)	1,241,975	1,241,975	0	0

(1)
Richard Perry has the power to vote and dispose of the common shares being registered on behalf of this selling stockholder. Effective July 1, 2007, Perry Commitment Fund, L.P., a previously named selling stockholder, transferred all of the shares of common stock held by it to Perry Partners L.P., an entity under common beneficial ownership with Perry Commitment Fund, L.P.

(2)
Richard Perry has the power to vote and dispose of the common shares being registered on behalf of this selling stockholder. Effective July 1, 2007, Perry Commitment Master Fund, L.P., a previously named selling stockholder, transferred all of the shares of common stock held by it to Perry Partners International, Inc., an entity under common beneficial ownership with Perry Commitment Master Fund, L.P.